11016482

M.G. 3/15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

SEC FILE NUMBER
8- 46341

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Strategic Alliance Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

132 North First Street
(No. and Street)

Albemarle (City) NC (State) 28001 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Martha O'Brien 704-983-5959
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dixon Hughes PLLC
(Name – *if individual, state last, first, middle name*)

130 Turnberry Way (Address) Pinehurst (City) NC (State) 28374 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/19

OATH OR AFFIRMATION

I, Christy D. Stoner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Strategic Alliance Corporation, as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANITA F. CARPENTER NOTARY PUBLIC STANLY COUNTY, NC

Signature
CEO/President
Title

Notary Public
Anita F. Carpenter MY COMMISSION EXPIRES JULY 1, 2013

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Table of Contents

DIXON HUGHES PLLC
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Examining Committee
Uwharrie Capital Corp
Re: The Strategic Alliance Corporation
Albemarle, North Carolina

We have audited the accompanying statements of financial condition of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) as of December 31, 2010 and 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Strategic Alliance Corporation as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Dixon Hughes PLLC

Asheville, North Carolina
February 25, 2011

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF FINANCIAL CONDITION
December 31, 2010 and 2009

	2010	2009
ASSETS		
Cash and cash equivalents	$ 126,484	$ 323,360
Other receivables	13,250	17,624
Due from affiliates (Note D)	10,169	14,044
Investments not readily marketable (Note C)	-	4,276
Cash surrender value of life insurance (Note E)	512,331	483,549
Prepaid expenses	15,399	7,381
Furniture, equipment, and leasehold improvements, Net of accumulated depreciation of $311,284 and $298,334, respectively	21,075	23,690
Other assets	3,700	44,796
Total assets	$ 702,408	$ 918,720
LIABILITIES		
Accounts payable and accrued liabilities	$ 51,559	$ 211,571
Due to affiliates (Note D)	18,908	18,208
Total liabilities	70,467	229,779
STOCKHOLDERS' EQUITY		
Common stock, $1 par value: 10,000,000 shares authorized; shares issued and outstanding 1,084,561 shares in 2010 and 2009	1,084,564	1,084,561
Additional paid-in capital	945,439	945,439
Accumulated deficit	(1,398,059)	(1,341,059)
Total stockholders' equity	631,941	688,941
Total liabilities and stockholders' equity	$ 702,408	$ 918,720

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF OPERATIONS
Years Ended December 31, 2010 and 2009

	2010	2009
Revenues		
Commission income	$ 784	$ 725
Revenue share income	165,624	220,348
Management fee income (Note D)	108,277	155,605
Other income	8,360	8,626
Total revenue	283,045	385,304
Expenses		
Salaries and commissions	83,337	137,876
General and administrative	310,939	324,165
Total expenses	394,276	462,041
Operating loss	(111,231)	(76,737)
Other Revenues		
Interest income	325	888
Loss on nonmarketable investments	(4,276)	-
Other	28,782	14,831
Total other revenue	24,831	15,719
Loss before income tax	(86,400)	(61,018)
Income tax benefit	(29,400)	(20,400)
Net Loss	$ (57,000)	$ (40,618)

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
Years Ended December 31, 2010 and 2009

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
	Shares	Amount			
Balance, December 31, 2008	1,084,561	$1,084,561	$ 945,439	$(1,300,441)	$ 729,559
Net loss	-	-	-	(40,618)	(40,618)
Balance, December 31, 2009	1,084,561	1,084,561	945,439	(1,341,059)	688,941
Net loss	-	-	-	(57,000)	(57,000)
Balance, December 31, 2010	1,084,561	$1,084,561	$ 945,439	$(1,398,059)	$ 631,941

See accompanying notes.

THE STRATEGIC ALLIANCE CORPORATION
STATEMENTS OF CASH FLOWS
Years Ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net loss	$ (57,000)	$ (40,618)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation and amortization	12,951	15,202
Increase in cash surrender value of life insurance	(28,782)	(14,831)
Change in assets and liabilities:		
Increase in other receivables	4,374	6,113
Increase in due from affiliates	3,875	877
Decrease in investments not readily marketable	-	717
Loss on nonmarketable securities	4,276	-
(Increase) decrease in prepaid expenses	(8,018)	4,583
Increase (decrease) in other assets	41,096	(12,114)
Increase (decrease in accrued expenses and withheld amounts	(160,012)	49,602
Increase in due to affiliates	700	(1,240)
Net cash provided by (used by) operating activities	(186,540)	8,291
Cash flows from investing activities		
Purchase of furniture and equipment	(10,336)	(1,217)
Net cash used by investing activities	(10,336)	(1,217)
Net increase (decrease) in cash and cash equivalents	(196,876)	7,074
Cash and cash equivalents, beginning of period	323,360	316,286
Cash and cash equivalents, end of period	$ 126,484	$ 323,360

See accompanying notes.

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

The Strategic Alliance Corporation (the Company) is a North Carolina corporation formed on May 1, 1989 for the purpose of conducting business as a broker/dealer in securities. On June 24, 1993, the Company's application for broker/dealer status was granted by the Securities and Exchange Commission. The Company was granted broker/dealer status by the NASD on October 25, 1993. The Company serves primarily individual and institutional customers throughout the State of North Carolina.

The Company operates under the provisions of Paragraph k(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company will open a Special Account for the Exclusive Benefit of Customers in the event that the Company receives customer funds. The Company is considered a non-clearing firm because effective April 6, 2005, the Company began outsourcing substantially all of its brokerage services to UVEST Financial Services Group, Inc. (UVEST), a broker-dealer registered with the Securities and Exchange Commission.

A summary of the Company's significant accounting policies follows:

Revenue and Expense Recognition

Commission and revenue share income and related expenses are recorded on a trade-date basis. Revenue share income represents the Company's share of commissions received by UVEST.

Cash Equivalents

For purposes of the statement of financial condition, the Company defines cash equivalents as short-term, highly liquid debt instruments purchased with a maturity of three months or less. Cash equivalents are carried at cost which approximates fair value.

Investments Not Readily Marketable

Investments not readily marketable include investment securities for which there is no market on a securities exchange or no independent publicly quoted market.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is computed by the straight-line method over estimated useful lives of three to seven years.

Income Taxes

The Company is a member of a group that files a consolidated tax return for federal income tax purposes. The Company files a separate unconsolidated tax return for state income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments for its allocated share of the consolidated income tax liability. This allocation approximates the increase or decrease in consolidated income taxes resulting from

NOTE A - NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

each member's taxable income or loss, computed at the effective tax rate of the consolidated group. The Corporation classifies interest and penalties related to income tax assessments, if any, in income tax expense in the statement of operations. Fiscal years ending on or after December 31, 2007 are subject to examination by federal and state tax authorities.

Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities, the Company considers the principal or most advantageous market in which those assets or liabilities are sold and considers assumptions that market participants would use when pricing those assets or liabilities. Fair values determined using Level 1 inputs rely on active and observable markets to price identical assets or liabilities. In situations where identical assets and liabilities are not traded in active markets, fair values may be determined based on Level 2 inputs, which exist when observable data exists for similar assets and liabilities. Fair values for assets and liabilities for which identical or similar assets and liabilities are not actively traded in observable markets are based on Level 3 inputs, which are considered to be unobservable. No items are stated at fair value on a recurring or nonrecurring basis as of December 31, 2010 and 2009.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

The Company evaluated the effect subsequent events would have on the financial statements through February 25, 2011, the date the financial statements were available to be issued.

NOTE B - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1) which requires the maintenance of a minimum amount of net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2010, the Company had net capital and minimum net capital requirements of $571,234 and $5,000 respectively. At December 31, 2009, the Company had net capital and minimum net capital requirements of $493,248 and $15,319, respectively.

NOTE C - INVESTMENTS NOT READILY MARKETABLE

The Company had an ownership interest in Uwharrie Heritage, LLC ("Uwharrie Heritage"), a North Carolina limited liability company. Uwharrie Heritage was formed on February 27, 1998 to purchase tracts of land with significant historic and/or scenic value in the Uwharrie Lakes Region of North Carolina. There is no market on a securities exchange and no independent

NOTE C - INVESTMENTS NOT READILY MARKETABLE *(Continued)*

publicly quoted market for this investment and, accordingly, its fair value is not readily determinable. The Company's ownership interest in Uwharrie Heritage was approximately 2.1% at December 31, 2009, with a carrying value of $4,276. During 2010 the Company divested from the LLC and no longer has an ownership interest in the LLC. The remaining value was written off.

NOTE D - TRANSACTIONS WITH AFFILIATES

The Company provides management and administrative support services to an insurance agency and a registered investment advisor affiliated through common ownership. The Company receives management fees in exchange for these services. Management fee income amounted to $108,277 and $155,605 for the years ended December 31, 2010 and 2009, respectively.

The Company also receives management and administrative support services from Uwharrie Capital Corp which wholly owns the Company's sole stockholder, Bank of Stanly and from a registered investment advisor affiliated through common ownership. The Company pays management fees in exchange for these services. Management fee expense amounted to $138,813 and $142,257 in 2010 and 2009, respectively, and is included in the caption "General and administrative" in the accompanying statements of operations.

The Company pays commissions to Bank of Stanly and two other banks affiliated through common ownership for trade commissions generated by sales representatives in these banks. Total commissions paid to the banks in 2010 and 2009 amounted to $64,666 and $92,878, respectively, and are included in the caption "Salaries and commissions" in the accompanying statements of operations.

The Company now collects from UVEST, on a monthly basis, managed-account fees on behalf of a registered investment advisor affiliated through common ownership. These fees are remitted each month by the Company to the registered investment advisor and amounted to $706 for the year ended December 31, 2010. There were no fees received for the year ended December 31, 2009.

NOTE E - SUPPLEMENTAL RETIREMENT PLAN

The Company implemented in 2002 a non-qualifying deferred compensation plan for its chief executive officer. The Company has purchased a life insurance policy in order to provide future funding of benefit payments. Effective December 31, 2008, this plan was amended and restated to comply with Section 409A of the Internal Revenue Code. The plan is structured as a defined contribution plan and the Company's expected annual funding contribution for the participant has been calculated through the participant's expected retirement date. Under terms of the agreement, the Company has reserved the absolute right, at its sole discretion, to either fund or refrain from funding the plan. The plan also provides for payment of death benefits and for payment of disability benefits in the event the officer becomes permanently disabled prior to attainment of retirement age. During 2009 there was change in the interpretation of FINRA's reporting requirements and in 2010 the SERP plan and related liability held at TSAC was transferred to one of the affiliates, TSAC is no longer obligated under the SERP plan.

For 2009, provisions of $43,300 were expensed for future benefits to be provided under the plan.

NOTE F – INCOME TAXES

The significant components of income tax expense for the years ended December 31 are summarized as follows:

	2010	2009
	(dollars in thousands)	
Current tax expense:		
Federal	$ (28,122)	$ (5,579)
State	-	-
Total	(28,122)	(5,579)
Deferred tax expense:		
Federal	(1,190)	(13,864)
State	(88)	(957)
Total	(707)	(737)
Net provision for income taxes	$ (29,400)	$ (20,400)

The difference between the provision for income taxes and the amounts computed by applying the statutory federal income tax rate of 34% to income before income taxes is summarized below:

	2010	2009
	(dollars in thousands)	
Tax computed at the statutory federal rate	$ (29,376)	$ (20,746)
Increases (decrease) resulting from:		
Officers life insurance	(3,438)	(4,465)
State income taxes, net of federal benefit	(4,278)	(3,410)
Increase in valuation allowance	4,220	2,778
Other	3,472	5,443
Provision for income taxes	$ (29,400)	$ (20,400)

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of deferred taxes at December 31 are as follows:

	2010	2009
	(dollars in thousands)	
Deferred tax assets relating to:		
State NEL	$ 84,676	$ 80,456
Other	1,673	1,845
Valuation allowance	(84,676)	(80,456)
Total deferred tax assets	1,673	1,845
Deferred tax liabilities relating to:		
Premises and equipment	(1,946)	(2,637)
Prepaid expenses	(1,132)	(1,891)
Total deferred tax liabilities	(3,078)	(4,529)
Net recorded deferred tax asset	$ (1,405)	$ (2,683)

At December 31, 2010, the Company had a net deferred tax asset before any valuation allowance of $83,271, consisting of items noted in the table above. Management does not believe it is more likely than not that the full benefit of the deferred tax asset will be realized. Accordingly, a valuation allowance of $84,676 has been established against such benefits.

At December 31, 2010, the Company has North Carolina net economic losses totaling $1,859,366. The net economic losses will begin to expire after the 2011 tax year.

SUPPLEMENTARY INFORMATION

Schedule 1

THE STRATEGIC ALLIANCE CORPORATION
COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1
Years Ended December 31, 2010 and 2009

	2010	2009
Aggregate indebtedness		
Items included in statement of financial condition		
Accounts payable, accrued expenses and amounts due to affiliates	$ 64,083	$ 229,779
Minimum required net capital	$ 5,000	$ 15,319
Net capital		
Stockholder's equity	$ 631,941	$ 688,941
Deductions:		
Other receivables	10,858	14,861
Investments owned, not readily marketable	-	4,276
Other assets	27,189	149,141
Furniture and equipment	21,075	23,690
Haircut on securities owned	1,585	3,725
Net capital	571,234	493,248
Minimum required net capital	5,000	15,319
Capital in excess of minimum requirement	$ 566,234	$ 477,929
Ratio of aggregate indebtedness to net capital	.11 to 1	.46 to 1

The above computations do not differ materially from the Company's computations, as shown in its FOCUS Reports Form X-17A-5, Part II-A, dated December 31, 2010 and 2009.

DIXON HUGHES PLLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Examining Committee
Uwharrie Capital Corp
Re: The Strategic Alliance Corporation
Albemarle, North Carolina

In planning and performing our audit of the financial statements of The Strategic Alliance Corporation (a wholly-owned subsidiary of Bank of Stanly) (the Company), as of and for the year ended December 31, 2010 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

(1) Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

(2) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Dixon Hughes PLLC

Asheville, North Carolina
February 25, 2011

THE STRATEGIC ALLIANCE CORPORATION

FINANCIAL REPORT

Years Ended December 31 2010 and 2009